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Exhibit 21.1

WILLDAN GROUP, INC.

LIST OF SUBSIDIARIES(a)

	Name of Entity	Jurisdiction of Organization	Ownership Interest
1.	Willdan Engineering	California	100% Willdan Group, Inc.
2	Willdan Geotechnical(b)	California	100% Willdan Group, Inc.
3.	Willdan Energy Solutions	California	100% Willdan Group, Inc.
4.	Willdan Resource Solutions(b)	California	100% Willdan Group, Inc.
5.	Public Agency Resources	California	100% Willdan Group, Inc.
6.	Willdan Financial Services	California	100% Willdan Group, Inc.
7.	Willdan Homeland Solutions	California	100% Willdan Group, Inc.

(a)
As of December 31, 2010.

(b)
The Company merged its wholly owned subsidiaries Willdan Geotechnical and Willdan Resource Solutions into Willdan Engineering. The merger was approved by the California State of State in February 2011.

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  Exhibit 21.1
WILLDAN GROUP, INC. LIST OF SUBSIDIARIES(a)